Exhibit 99.1

NIO Inc. Reports Unaudited Third Quarter 2024 Financial Results

Quarterly Total Revenues reached RMB18,673.5 million (US$2,661.0 million)i

Quarterly Vehicle Deliveries were 61,855 units

SHANGHAI, China, November 20, 2024 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the global smart electric vehicle market, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Operating Highlights for the Third Quarter of 2024

●	Vehicle deliveries were 61,855 in the third quarter of 2024, consisting of 61,023 vehicles from the Company’s premium smart electric vehicle brand NIO and 832 vehicles from the Company’s family-oriented smart electric vehicle brand ONVO, representing an increase of 11.6% from the third quarter of 2023, and an increase of 7.8% from the second quarter of 2024.

Key Operating Results

	2024 Q3	2024 Q2	2024 Q1	2023 Q4
Deliveries	61,855	57,373	30,053	50,045

	2023 Q3	2023 Q2	2023 Q1	2022 Q4
Deliveries	55,432	23,520	31,041	40,052

Financial Highlights for the Third Quarter of 2024

●	Vehicle sales were RMB16,697.6 million (US$2,379.4 million) in the third quarter of 2024, representing a decrease of 4.1% from the third quarter of 2023 and an increase of 6.5% from the second quarter of 2024.

●	Vehicle marginii was 13.1% in the third quarter of 2024, compared with 11.0% in the third quarter of 2023 and 12.2% in the second quarter of 2024.

●	Total revenues were RMB18,673.5 million (US$2,661.0 million) in the third quarter of 2024, representing a decrease of 2.1% from the third quarter of 2023 and an increase of 7.0% from the second quarter of 2024.

●	Gross profit was RMB2,007.4 million (US$286.0 million) in the third quarter of 2024, representing an increase of 31.8% from the third quarter of 2023 and an increase of 18.9% from the second quarter of 2024.

●	Gross margin was 10.7% in the third quarter of 2024, compared with 8.0% in the third quarter of 2023 and 9.7% in the second quarter of 2024.

●	Loss from operations was RMB5,237.8 million (US$746.4 million) in the third quarter of 2024, representing an increase of 8.1% from the third quarter of 2023 and an increase of 0.5% from the second quarter of 2024. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB4,590.7 million (US$654.2 million) in the third quarter of 2024, representing an increase of 8.3% from the third quarter of 2023 and a decrease of 2.3% from the second quarter of 2024.

●	Net loss was RMB5,059.7 million (US$721.0 million) in the third quarter of 2024, representing an increase of 11.0% from the third quarter of 2023 and an increase of 0.3% from the second quarter of 2024. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB4,412.6 million (US$628.8 million) in the third quarter of 2024, representing an increase of 11.6% from the third quarter of 2023 and a decrease of 2.7% from the second quarter of 2024.

●	Cash and cash equivalents, restricted cash, short-term investment and long-term time deposits were RMB42.2 billion (US$6.0 billion) as of September 30, 2024.

Key Financial Results for the Third Quarter of 2024

(in RMB million, except for percentage)

	2024 Q3	2024 Q2	2023 Q3	% Changeiii
				QoQ		YoY
Vehicle Sales	16,697.6	15,679.6	17,408.9	6.5%		-4.1%
Vehicle Margin	13.1%	12.2%	11.0%	90	bp	210	bp

Total Revenues	18,673.5	17,446.0	19,066.6	7.0%		-2.1%
Gross Profit	2,007.4	1,688.7	1,523.3	18.9%		31.8%
Gross Margin	10.7%	9.7%	8.0%	100	bp	270	bp

Loss from Operations	(5,237.8)	(5,209.3)	(4,843.9)	0.5%		8.1%
Adjusted Loss from Operations (non-GAAP)	(4,590.7)	(4,698.5)	(4,240.4)	-2.3%		8.3%

Net Loss	(5,059.7)	(5,046.0)	(4,556.7)	0.3%		11.0%
Adjusted Net Loss (non-GAAP)	(4,412.6)	(4,535.2)	(3,953.2)	-2.7%		11.6%

Recent Developments

Deliveries in October 2024

●	The Company delivered 20,976 vehicles in October 2024. The deliveries consisted of 16,657 vehicles from the Company’s premium smart electric vehicle brand NIO, and 4,319 vehicles from the Company’s family-oriented smart electric vehicle brand ONVO. As of October 31, 2024, the Company had delivered 170,257 vehicles in 2024, with cumulative deliveries reaching 619,851.

Launch of ONVO L60

●	On September 19, 2024, ONVO’s first model, the L60, a mid-size family smart electric SUV was launched. The production and delivery of the ONVO L60 have been steadily ramping up since late September 2024.

NIO China Strategic Investment

●	On September 29, 2024, the Company entered into definitive agreements for investment in NIO Holding Co., Ltd., a PRC subsidiary in which it holds 92.1% controlling equity interest (“NIO China”), with Hefei Jianheng New Energy Automobile Investment Fund Partnership (Limited Partnership), Anhui Provincial Emerging Industry Investment Co., Ltd. and CS Capital Co., Ltd. (collectively, the “Strategic Investors”), pursuant to which the Strategic Investors will invest an aggregate of RMB3.3 billion in cash in NIO China. Concurrently, NIO will invest an aggregate of RMB10 billion in cash in NIO China (collectively, the “Investment Transaction”). Upon completion of the Investment Transaction, NIO will hold 88.3% controlling equity interest in NIO China. In addition, NIO also has the right to invest an additional RMB20 billion in NIO China by December 31, 2025, based on the same price and terms of the Investment Transaction. The Investment Transaction is subject to regulatory and internal approvals, as well as the satisfaction of customary closing conditions. NIO and the Strategic Investors will each inject cash into NIO China in two installments according to the arrangements in the definitive agreements.

CEO and CFO Comments

“In the third quarter of 2024, we achieved a record-breaking delivery of 61,855 smart electric vehicles. NIO brand has firmly secured the top position in China’s BEV market for vehicles priced over RMB 300,000, holding more than a 40% market share in the first three quarters of this year,” said William Bin Li, founder, chairman and chief executive officer of NIO, “Deliveries of the ONVO L60 have also commenced, with production capacity set to rapidly expand in the next few months. The Company's total delivery volume for the fourth quarter is expected to reach a new record.”

“NIO’s executive flagship, the ET9, is in the final preparation stage of mass production. The ET9 embodies NIO’s full-stack technological expertise with cutting-edge global innovations, and its mass production will further solidify NIO’s positioning in the premium segment. In addition, firefly, a boutique brand positioned in the compact vehicle segment, will be unveiled at NIO Day 2024, further enriching our product portfolio and catering to a larger user base,” added William Bin Li.

“Ongoing cost optimizations helped increase the vehicle gross margin to 13.1% in the third quarter of 2024. With continued expansion in sales volume and steady improvement in gross margin, our free cash flow turned positive this quarter,” added Stanley Yu Qu, NIO’s chief financial officer, “Starting next year, our three brands are poised to embark on a robust product cycle, projected to elevate the Company’s sales volume to new heights. We expect this momentum will drive continued improvements in the Company’s operational and financial performance.”

Financial Results for the Third Quarter of 2024

Revenues

●	Total revenues in the third quarter of 2024 were RMB18,673.5 million (US$2,661.0 million), representing a decrease of 2.1% from the third quarter of 2023 and an increase of 7.0% from the second quarter of 2024.

●	Vehicle sales in the third quarter of 2024 were RMB16,697.6 million (US$2,379.4 million), representing a decrease of 4.1% from the third quarter of 2023 and an increase of 6.5% from the second quarter of 2024. The slight decrease in vehicle sales over the third quarter of 2023 was mainly due to the lower average selling price as a result of changes in product mix, partially offset by the increase in delivery volume. The increase in vehicle sales over the second quarter of 2024 was mainly attributable to an increase in delivery volume.

●	Other sales in the third quarter of 2024 were RMB1,976.0 million (US$281.6 million), representing an increase of 19.2% from the third quarter of 2023 and an increase of 11.9% from the second quarter of 2024. The increase in other sales over the third quarter of 2023 was mainly due to the increase in sales of parts, accessories and after-sales vehicle services, and provision of power solutions, as a result of the continued growth in the number of users, and partially offset by a decrease in revenue from sales of used cars. The increase in other sales over the second quarter of 2024 was mainly due to the increase in sales of parts, accessories and after-sales vehicle services and provision of power solutions, as a result of the continued growth in the number of users.

Cost of Sales and Gross Margin

●	Cost of sales in the third quarter of 2024 was RMB16,666.2 million (US$2,374.9 million), representing a decrease of 5.0% from the third quarter of 2023 and an increase of 5.8% from the second quarter of 2024. The decrease in cost of sales over the third quarter of 2023 was mainly attributable to the decreased material cost per vehicle, partially offset by the increase in delivery volume. The increase in cost of sales over the second quarter of 2024 was mainly attributable to the increase in delivery volume, partially offset by the decreased material cost per vehicle.

●	Gross profit in the third quarter of 2024 was RMB2,007.4 million (US$286.0 million), representing an increase of 31.8% from the third quarter of 2023 and an increase of 18.9% from the second quarter of 2024.

●	Gross margin in the third quarter of 2024 was 10.7%, compared with 8.0% in the third quarter of 2023 and 9.7% in the second quarter of 2024. The increase in gross margin over the third quarter of 2023 was mainly attributable to the increased vehicle margin and the increased sales of parts, accessories and after-sales vehicle services with relatively higher margins. The increase in gross margin over the second quarter of 2024 was mainly attributable to the increased vehicle margin.

●	Vehicle margin in the third quarter of 2024 was 13.1%, compared with 11.0% in the third quarter of 2023 and 12.2% in the second quarter of 2024. The increase in vehicle margin from the third quarter of 2023 was mainly attributable to decreased material cost per unit, and partially offset by lower average selling price as a result of changes in product mix. The increase in vehicle margin from the second quarter of 2024 was mainly due to the decreased material cost per unit.

Operating Expenses

●	Research and development expenses in the third quarter of 2024 were RMB3,318.7 million (US$472.9 million), representing an increase of 9.2% from the third quarter of 2023 and an increase of 3.1% from the second quarter of 2024. Excluding share-based compensation expenses, research and development expenses (non-GAAP) were RMB2,902.8 million (US$413.6 million), representing an increase of 9.8% from the third quarter of 2023 and an increase of 0.5% from the second quarter of 2024. The increase in research and development expenses over the third quarter of 2023 was mainly due to the increased personnel costs in research and development functions. Research and development expenses remained relatively stable compared with the second quarter of 2024.

●	Selling, general and administrative expenses in the third quarter of 2024 were RMB4,108.8 million (US$585.5 million), representing an increase of 13.8% from the third quarter of 2023 and an increase of 9.3% from the second quarter of 2024. Excluding share-based compensation expenses, selling, general and administrative expenses (non-GAAP) were RMB3,901.4 million (US$555.9 million), representing an increase of 13.9% from the third quarter of 2023 and an increase of 8.5% from the second quarter of 2024. The increase in selling, general and administrative expenses over the third quarter of 2023 and the second quarter of 2024 was mainly attributable to (i) the increase in personnel costs related to sales functions, and (ii) the increase in sales and marketing activities associated with new product launch.

Loss from Operations

●	Loss from operations in the third quarter of 2024 was RMB5,237.8 million (US$746.4 million), representing an increase of 8.1% from the third quarter of 2023 and an increase of 0.5% from the second quarter of 2024. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) was RMB4,590.7 million (US$654.2 million) in the third quarter of 2024, representing an increase of 8.3% from the third quarter of 2023 and a decrease of 2.3% from second quarter of 2024.

Net Loss and Earnings Per Share/ADS

●	Net loss in the third quarter of 2024 was RMB5,059.7 million (US$721.0 million), representing an increase of 11.0% from the third quarter of 2023 and an increase of 0.3% from the second quarter of 2024. Excluding share-based compensation expenses, adjusted net loss (non-GAAP) was RMB4,412.6 million (US$628.8 million) in the third quarter of 2024, representing an increase of 11.6% from the third quarter of 2023 and a decrease of 2.7% from the second quarter of 2024.

●	Net loss attributable to NIO’s ordinary shareholders in the third quarter of 2024 was RMB5,141.6 million (US$732.7 million), representing an increase of 11.1% from the third quarter of 2023 and an increase of 0.3% from the second quarter of 2024. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB4,403.2 million (US$627.5 million) in the third quarter of 2024.

●	Basic and diluted net loss per ordinary share/ADS in the third quarter of 2024 were both RMB2.50 (US$0.36), compared with RMB2.67 in the third quarter of 2023 and RMB2.50 in the second quarter of 2024. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per share/ADS (non-GAAP) were both RMB2.14 (US$0.31), compared with RMB2.28 in the third quarter of 2023 and RMB2.21 in the second quarter of 2024.

Balance Sheet

●	Balance of cash and cash equivalents, restricted cash, short-term investment and long-term time deposits was RMB42.2 billion (US$6.0 billion) as of September 30, 2024.

Business Outlook

For the fourth quarter of 2024, the Company expects:

●	Deliveries of vehicles to be between 72,000 and 75,000 units, representing an increase of approximately 43.9% to 49.9% from the same quarter of 2023.

●	Total revenues to be between RMB19,676 million (US$2,804 million) and RMB20,383 million (US$2,904 million), representing an increase of approximately 15.0% to 19.2% from the same quarter of 2023.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on November 20, 2024 (8:00 PM Beijing/Hong Kong/Singapore Time on November 20, 2024).

A live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.nio.com/news-events/events.

For participants who wish to join the conference using dial-in numbers, please register in advance using the link provided below and dial in 10 minutes prior to the call. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

https://s1.c-conf.com/diamondpass/10043136-gh7y6t.html

A replay of the conference call will be accessible by phone at the following numbers, until November 27, 2024:

United States:	+1-855-883-1031
Hong Kong, China:	+852-800-930-639
Mainland, China:	+86-400-1209-216
Singapore:	+65-800-1013-223
International:	+61-7-3107-6325
Replay PIN:	10043136

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the global smart electric vehicle market. Founded in November 2014, NIO aspires to shape a sustainable and brighter future with the mission of “Blue Sky Coming”. NIO envisions itself as a user enterprise where innovative technology meets experience excellence. NIO designs, develops, manufactures and sells smart electric vehicles, driving innovations in next-generation core technologies. NIO distinguishes itself through continuous technological breakthroughs and innovations, exceptional products and services, and a community for shared growth. NIO provides premium smart electric vehicles under the NIO brand, and family-oriented smart electric vehicles through the ONVO brand.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the battery swapping, BaaS, and NIO Assisted and Intelligent Driving and its subscription services; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build its current and future brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted loss from operations (non-GAAP), adjusted net loss (non-GAAP), adjusted net loss attributable to ordinary shareholders (non-GAAP) and adjusted basic and diluted net loss per share/ADS (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. The Company defines adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP) and adjusted loss from operations (non-GAAP) and adjusted net loss (non-GAAP) as cost of sales, research and development expenses, selling, general and administrative expenses, loss from operations and net loss excluding share-based compensation expenses. The Company defines adjusted net loss attributable to ordinary shareholders (non-GAAP), adjusted basic and diluted net loss per share/ADS (non-GAAP) as net loss attributable to ordinary shareholders and basic and diluted net loss per share/ADS excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value. By excluding the impact of share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB7.0176 to US$1.00, the noon buying rate in effect on September 30, 2024 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

For more information, please visit: http://ir.nio.com.

Investor Relations

ir@nio.com

Media Relations

global.press@nio.com

Source: NIO

NIO INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	32,935,111	23,791,903	3,390,319
Restricted cash	5,542,271	4,920,257	701,131
Short-term investments	16,810,107	13,358,496	1,903,570
Trade and notes receivables	4,657,652	1,903,642	271,267
Amounts due from related parties	1,722,603	5,122,638	729,970
Inventory	5,277,726	6,818,641	971,649
Prepayments and other current assets	3,434,763	4,140,854	590,067
Total current assets	70,380,233	60,056,431	8,557,973
Non-current assets:
Long-term restricted cash	144,125	101,216	14,423
Property, plant and equipment, net.	24,847,004	24,618,039	3,508,042
Intangible assets, net	29,648	29,648	4,225
Land use rights, net	207,299	203,321	28,973
Long-term investments	5,487,216	3,731,701	531,763
Right-of-use assets - operating lease	11,404,116	11,890,060	1,694,320
Other non-current assets	4,883,561	3,358,601	478,597
Total non-current assets	47,002,969	43,932,586	6,260,343
Total assets	117,383,202	103,989,017	14,818,316
LIABILITIES
Current liabilities:
Short-term borrowings	5,085,411	6,010,924	856,550
Trade and notes payable	29,766,134	30,197,021	4,303,041
Amounts due to related parties, current	561,625	264,508	37,692
Taxes payable	349,349	558,558	79,594
Current portion of operating lease liabilities	1,743,156	1,781,617	253,878
Current portion of long-term borrowings	4,736,087	4,229,267	602,666
Accruals and other liabilities	15,556,354	14,430,852	2,056,380
Total current liabilities	57,798,116	57,472,747	8,189,801
Non-current liabilities:
Long-term borrowings	13,042,861	11,281,994	1,607,671
Non-current operating lease liabilities	10,070,057	10,575,748	1,507,032
Deferred tax liabilities	212,347	210,166	29,948
Amounts due to related parties, non-current	-	318,481	45,383
Other non-current liabilities	6,663,805	8,059,286	1,148,439
Total non-current liabilities	29,989,070	30,445,675	4,338,473
Total liabilities	87,787,186	87,918,422	12,528,274

NIO INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	US$
MEZZANINE EQUITY
Redeemable non-controlling interests	3,860,384	4,552,963	648,792
Total mezzanine equity	3,860,384	4,552,963	648,792
SHAREHOLDERS’ EQUITY
Total NIO Inc. shareholders’ equity	25,546,233	11,346,837	1,616,912
Non-controlling interests	189,399	170,795	24,338
Total shareholders’ equity	25,735,632	11,517,632	1,641,250
Total liabilities, mezzanine equity and shareholders’ equity	117,383,202	103,989,017	14,818,316

NIO INC.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended
	September 30, 2023	June 30, 2024	September 30, 2024	September 30, 2024
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	17,408,864	15,679,623	16,697,558	2,379,383
Other sales	1,657,687	1,766,345	1,975,970	281,573
Total revenues	19,066,551	17,445,968	18,673,528	2,660,956
Cost of sales:
Vehicle sales	(15,491,494)	(13,773,438)	(14,516,999)	(2,068,656)
Other sales	(2,051,734)	(1,983,815)	(2,149,156)	(306,252)
Total cost of sales	(17,543,228)	(15,757,253)	(16,666,155)	(2,374,908)
Gross profit	1,523,323	1,688,715	2,007,373	286,048
Operating expenses:
Research and development	(3,039,089)	(3,218,522)	(3,318,740)	(472,917)
Selling, general and administrative	(3,609,319)	(3,757,458)	(4,108,806)	(585,500)
Other operating income	281,174	77,967	182,406	25,993
Total operating expenses	(6,367,234)	(6,898,013)	(7,245,140)	(1,032,424)
Loss from operations	(4,843,911)	(5,209,298)	(5,237,767)	(746,376)
Interest and investment income	288,014	362,731	310,123	44,192
Interest expenses	(88,546)	(176,141)	(203,761)	(29,036)
Gain on extinguishment of debt	170,193	—	—	—
Share of income/(losses) of equity investees	7,781	(73,607)	(199,662)	(28,452)
Other (losses)/income, net	(88,645)	52,351	309,654	44,125
Loss before income tax expense	(4,555,114)	(5,043,964)	(5,021,413)	(715,547)
Income tax expense	(1,610)	(2,019)	(38,265)	(5,453)
Net loss	(4,556,724)	(5,045,983)	(5,059,678)	(721,000)
Accretion on redeemable non-controlling interests to redemption value	(77,159)	(83,022)	(91,400)	(13,024)
Net loss attributable to non-controlling interests	5,254	2,635	9,443	1,346
Net loss attributable to ordinary shareholders of NIO Inc.	(4,628,629)	(5,126,370)	(5,141,635)	(732,678)

Net loss	(4,556,724)	(5,045,983)	(5,059,678)	(721,000)
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of nil tax	(61,222)	89,483	(298,383)	(42,519)
Total other comprehensive (loss)/income	(61,222)	89,483	(298,383)	(42,519)
Total comprehensive loss	(4,617,946)	(4,956,500)	(5,358,061)	(763,519)

Accretion on redeemable non-controlling interests to redemption value	(77,159)	(83,022)	(91,400)	(13,024)
Net loss attributable to non-controlling interests	5,254	2,635	9,443	1,346
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(4,689,851)	(5,036,887)	(5,440,018)	(775,197)
Weighted average number of ordinary shares/ADS used in computing net loss per share/ADS
Basic and diluted	1,735,661,387	2,049,836,045	2,055,159,231	2,055,159,231
Net loss per share/ADS attributable to ordinary shareholders
Basic and diluted	(2.67)	(2.50)	(2.50)	(0.36)

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended September 30, 2024
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(16,666,155)	23,688	—	(16,642,467)
Research and development expenses	(3,318,740)	415,955	—	(2,902,785)
Selling, general and administrative expenses	(4,108,806)	207,413	—	(3,901,393)
Total	(24,093,701)	647,056	—	(23,446,645)
Loss from operations	(5,237,767)	647,056	—	(4,590,711)
Net loss	(5,059,678)	647,056	—	(4,412,622)
Net loss attributable to ordinary shareholders of NIO Inc.	(5,141,635)	647,056	91,400	(4,403,179)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.50)	0.32	0.04	(2.14)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.36)	0.04	0.01	(0.31)

	Three Months Ended June 30, 2024
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(15,757,253)	18,698	—	(15,738,555)
Research and development expenses	(3,218,522)	330,110	—	(2,888,412)
Selling, general and administrative expenses	(3,757,458)	161,945	—	(3,595,513)
Total	(22,733,233)	510,753	—	(22,222,480)
Loss from operations	(5,209,298)	510,753	—	(4,698,545)
Net loss	(5,045,983)	510,753	—	(4,535,230)
Net loss attributable to ordinary shareholders of NIO Inc.	(5,126,370)	510,753	83,022	(4,532,595)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.50)	0.25	0.04	(2.21)

	Three Months Ended September 30, 2023
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(17,543,228)	22,197	—	(17,521,031)
Research and development expenses	(3,039,089)	395,856	—	(2,643,233)
Selling, general and administrative expenses	(3,609,319)	185,496	—	(3,423,823)
Total	(24,191,636)	603,549	—	(23,588,087)
Loss from operations	(4,843,911)	603,549	—	(4,240,362)
Net loss	(4,556,724)	603,549	—	(3,953,175)
Net loss attributable to ordinary shareholders of NIO Inc.	(4,628,629)	603,549	77,159	(3,947,921)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(2.67)	0.35	0.04	(2.28)

i All translations from RMB to USD for three months ended September 30, 2024 were made at the rate of RMB7.0176 to US$1.00, the noon buying rate in effect on September 30, 2024 in the H.10 statistical release of the Federal Reserve Board.

ii Vehicle margin is the margin of new vehicle sales, which is calculated based on revenues and cost of sales derived from new vehicle sales only.

iii Except for gross margin and vehicle margin, where absolute changes instead of percentage changes are calculated.